Filed Pursuant to Rule 433

Registration Statement No. 333-133836

September 12, 2006

Relating to Prospectus Supplement dated September 6, 2006

THE REPUBLIC OF THE PHILIPPINES ANNOUNCES BENCHMARK SPREAD, OLD BOND SPREADS AND MINIMUM CLEARING SPREADS FOR GLOBAL EXCHANGE OFFER

MANILA, September 11, 2006—The Republic of the Philippines (the “Republic”), in accordance with the schedule of its previously announced invitation (the “invitation”) to holders of its 7.50% Bonds due 2007, 8.875% Bonds due 2008, 8.375% Global Bonds due 2009, 9.875% Global Bonds due 2010, 9.00% Global Bonds due 2013, 8.25% Global Bonds due 2014, 8.875% Global Bonds due 2015, 8.75% Fixed Rate Bonds due October 2016, 9.375% Global Bonds due 2017 and 9.875% Bonds due 2019 (collectively, the “shorter-term old bonds”) to submit, in a modified Dutch auction, offers to exchange shorter-term old bonds for newly issued US Dollar-Denominated Amortizing Global Bonds due 2024 (the “Amortizing Bonds”), and to the holders of its 9.50% US Dollar-Denominated Global Bonds due 2024 and 10.625% Global Bonds due 2025 (collectively, the “longer-term old bonds,” and together with the shorter-term old bonds, the “old bonds”) to submit, in a modified Dutch auction, offers to exchange longer-term old bonds for reopened 7.75% Global Bonds due 2031 (the “Reopened Bonds,” and together with the Amortizing Bonds, the “new global bonds”), announced today that:

•	the benchmark spread is 149 basis points;

•	the old bond spread for each series of old bonds is as follows:

Series	Spread
(Basis Points)
Shorter-Term Old Bonds
7.50% Bonds due 2007	52
8.875% Bonds due 2008	62
8.375% Global Bonds due 2009	81
9.875% Global Bonds due 2010	108
9.00% Global Bonds due 2013	140
8.25% Global Bonds due 2014	143
8.875% Global Bonds due 2015	147
8.75% Fixed Rate Bonds due October 2016	161
9.375% Global Bonds due 2017*	161
9.875% Bonds due 2019	172
Longer-Term Old Bonds
9.50% US Dollar-Denominated Global Bonds due 2024 **	195
10.625% Global Bonds due 2025	195

*	Holders of this series of bonds may require the Republic to redeem their bonds at par on January 18, 2012.
**	Holders of this series of bonds may require the Republic to redeem their bonds at par on October 21, 2006.

•	the minimum clearing spread for the Amortizing Bonds is 187 basis points; and

•	the minimum clearing spread for the Reopened Bonds is 202 basis points.

The Republic calculated the minimum clearing spread for each series of new global bonds as equal to the sum of (x) the benchmark spread plus (a) 38 basis points, in the case of the Amortizing Bonds or (b) 53 basis points, in the case of the Reopened Bonds. The “benchmark spread” was calculated as the difference between the yield to maturity on the Republic’s 8.00% bonds due January 2016, as determined by the Republic in its sole discretion based on the bid-side price for those bonds, and the interpolated US dollar swap rate to the maturity of such bonds at approximately 5:00 P.M., New York City time, today, September 11, 2006.

Holders of old bonds who wish to participate in the invitation may submit either competitive or noncompetitive offers, as further described in the prospectus supplement. Competitive offers must specify (a) the series and principal amount of old bonds that are being offered to exchange pursuant to such competitive offer; and (b) the minimum spread that the holder is willing to accept as the clearing spread applicable to the new global bonds that he will receive if his competitive offer is accepted (the “offer spread”). Offer spreads must be expressed as a spread in percentage terms in an increment of one basis point (0.01%) over the interpolated US dollar swap rate from the expected settlement date to the average life of the relevant series of bonds based on Bloomberg’s IYC1 I52 screen, as specified in the prospectus supplement.

The invitation commenced on September 6, 2006, on the terms and subject to the conditions described in the prospectus supplement dated September 6, 2006, pursuant to which the invitation is being made (the “prospectus supplement”) and the accompanying prospectus dated May 16, 2006 (the “prospectus”), and will expire at 5:00 P.M., New York City time, on September 12, 2006, unless extended or earlier terminated by the Republic in its sole discretion.

Holders of old bonds may participate in the invitation only by making an offer in the applicable manner described under the heading “Terms of the Global Bond Offering—Procedures for the Submission of Offers” in the prospectus supplement relating to the invitation.

New global bonds may also be offered and sold by the Republic, in its sole discretion, in a concurrent offering for cash (the “cash offering,” and together with the invitation, the “global bond offering”), in a maximum aggregate principal amount not expected to exceed $50,000,000.

The results of the global bond offering will be announced at or around 10:00 A.M., New York City time, or as soon as practicable thereafter, on September 13, 2006. Settlement of the global bond offering is expected to occur on September 25, 2006.

Application has been made to admit the new global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the EuroMTF Market. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the new global bonds is not conditioned on obtaining the listings.

The invitation is being made pursuant to the prospectus supplement and the prospectus, which are available on the SEC website at: http://www.sec.gov/Archives/edgar/data/1030717/000119312506185682/d424b3.htm.

The Republic has filed a registration statement (including the prospectus) and the prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (file no. 333-133836), the prospectus supplement filed pursuant to such registration statement, and other documents that the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Republic, the joint dealer managers, the settlement agent or the Luxembourg exchange agent will arrange to send you the prospectus supplement and the prospectus if you request them by calling any of Goldman, Sachs & Co. toll-free (in the U.S.) at +1-866-390-1729, J.P. Morgan Securities Inc. toll-free (in the U.S.) at +1-877-217-2484, the settlement agent at +44-207-547-5000 or toll-free (in the U.S.) at +1-800-735-7777, option 1, or the Luxembourg exchange agent at +352-421-22-460.

Goldman, Sachs & Co.	J.P. Morgan Securities Inc.
85 Broad Street	270 Park Avenue
New York, New York 10004	New York, New York 10017
Attention: Emerging Markets Capital Markets	United States of America
Toll free in the U.S.: +1-866-390-1729	Attention: Philippines Exchange
International/collect: +1-212-357-0601	Toll free in the U.S.: +1-877-217-2484
International/collect: +1-212-834-7306
2 Queen’s Road Central | Hong Kong	London: +44-20-7779-1986
Attention: Debt Syndicate Financing Group	Hong Kong: +852-2800-8005
Hong Kong: +852-2978-0672 or +852-2978-0812

The securities codes for the old bonds are:

Series	Outstanding Principal Amount	ISIN	Maturity Date

7.50% Bonds due 2007	US$300,000,000	XS0154298953	September 11, 2007

8.875% Bonds due 2008	US$748,347,000	US718286AE71	April 15, 2008

8.375% Global Bonds due 2009	US$949,189,000	US718286AR84	March 12, 2009

9.875% Global Bonds due 2010	US$600,000,000	US718286AN70	March 16, 2010

9.00% Global Bonds due 2013	US$1,000,000,000	US718286AT41	February 15, 2013

8.25% Global Bonds due 2014	US$1,700,000,000	US718286AU14	January 15, 2014

8.875% Global Bonds due 2015	US$1,050,000,000	US718286AW79	March 17, 2015

8.75% Fixed Rate Bonds due October 2016	US$690,000,000	US718286AC16(1)/ USY6972CAJ63(2)	October 7, 2016

9.375% Global Bonds due 2017	US$1,000,000,000	US718286AQ02	January 18, 2017

9.875% Bonds due 2019	US$1,100,000,000	US718286AK32	January 15, 2019

9.50% US Dollar-Denominated Global Bonds due 2024	US$691,814,000	US718286AL15	October 21, 2024

10.625% Global Bonds due 2025	US$2,000,000,000	US718286AP29	March 16, 2025

(1)	Restricted global bonds.
(2)	Regulation S global bonds.

This communication does not constitute an invitation to participate in the global bond offering or an offer of new global bonds in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.

The distribution of materials relating to the global bond offering, and the transactions contemplated by the global bond offering, may be restricted by law in certain jurisdictions. The Republic is making the global bond offering only in those jurisdictions where it is legal to do so. The global bond offering is void in all jurisdictions where it is prohibited. If materials relating to the global bond offering come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions. The materials relating to the global bond offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the global bond offering be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the global bond offering shall be deemed to be made by the dealer manager or such affiliate on behalf of the Republic in that jurisdiction.

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